UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-36416

CUSIP NUMBER: 64ESC1997

(Check one): [X ] Form 10-K [ ] Form 20-F [ ] Form 11-K

[ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2022

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

New York REIT Liquidating LLC

Full Name of Registrant

New York REIT, Inc.

Former Name if Applicable

2 Liberty Square

Address of Principal Executive Office (Street and Number)

Boston, MA 02109

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR for Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-K, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

New York REIT Liquidating LLC (the “Company”), without unreasonable effort or expense, is unable to file its Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”) by the prescribed filing due date due to the fact that the Company requires additional time to evaluate and include disclosure regarding its ongoing litigation with its joint venture partners in its investment in Worldwide Plaza and the related risks and uncertainties regarding the litigation. As a result of the foregoing, the Company has not yet completed its year-end reporting procedures required for its independent registered accounting firm to complete its audit procedures. The Company currently expects to file its 2022 Form 10-K no later than the fifteenth calendar day after its prescribed due date.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John Garilli	(617)	570-4750
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

New York REIT Liquidating LLC (the “Company”) is an entity in liquidation whose sole remaining significant asset, other than cash, is a 50.1% non-controlling equity interest in a joint venture that owns a mixed-use (primarily office) building in New York, NY. As a liquidating entity, the Company reports on the liquidation basis of accounting and does not report results of operations. The Company is required to report its assets on the basis of what it expects to receive upon the sale or other disposition of the asset held by the joint venture. The recent increases in interest rates, increases in other costs of financing, continued increases in construction costs, and other adverse macroeconomic conditions, including the continued impact that the COVID-19 pandemic has had on the business office environment, have had a significant negative impact on the value of New York City commercial real estate generally and the asset specifically. As a result of these factors, the Company recorded a significant write down of its estimated value of the asset, as of September 30, 2022, which is reflected in the financial statements of the Company as of and for the year ended December 31, 2022.

New York REIT Liquidating LLC

(Name of Registrant as Specified in its Constituent Document)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2023	By:	/s/ John Garilli
Name: John Garilli
Title: Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)